UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A
UNDER THE SECURITIES ACT OF 1933

[   ] Form C: Offering Statement
[   ] Form C-U: Progress Update
[**X**] Form C/A: Amendment to Offering Statement
[   ] Check box if Amendment is material and investors must reconfirm within five business days.
[   ] Form C-AR: Annual Report
[   ] Form C-AR/A: Amendment to Annual Report
[   ] Form C-TR: Termination of Reporting

Explanatory Note Regarding This Amendment

This Amendment to Offering Statement (Form C/A) is being filed by Standard Carbon Technology Inc. (the "Company") and Standard Carbon Dealmaker SPV I LLC (the "Co-Issuer") to amend the Form C originally filed with the U.S. Securities and Exchange Commission to reflect the following: (i) the addition of a new time-based investor perk window from June 5, 2026 through July 4, 2026 providing 3% Bonus Shares for qualifying investments made during such period; and (ii) the addition of a supplemental risk factor disclosure regarding allegations and claims made by a former contractor of a third-party company affiliated with the Company. No other portion of the Form C is being amended hereby, and the disclosures set forth in the Form C (including its exhibits) otherwise remain unchanged.

The Company has determined that the amendments described above are **not material** for purposes of Rule 203(a)(3) of Regulation Crowdfunding (17 CFR §227.203(a)(3)). Accordingly, the check box indicating that the Amendment is material and that investors must reconfirm within five business days has not been checked, and investors with existing investment commitments will not be required to reconfirm their commitments as a result of this Amendment.

Name of Issuer
Standard Carbon Technology Inc.

Legal Status of Issuer

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
May 6, 2022

Physical Address of Issuer
115 Broadway Suite 05-103, New York, NY, 10006

Website of Issuer
https://www.standardcarbon.com/

Is there a Co-Issuer?
__x___ yes _____no.

Name of Co-Issuer
Standard Carbon Dealmaker SPV I LLC

Legal Status of Co-Issuer

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 11, 2026

Physical Address of Co-Issuer:

115 Broadway Suite 05-103, New York, NY, 10006

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number, if applicable, of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight point five percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

1,065,389

Price (or Method for Determining Price):

$1.12, reflecting an approximately $40,000,000 pre-money valuation

Target Offering Amount:

$10,000.41

Oversubscriptions Accepted:

■ Yes   ■ No

Oversubscriptions will be allocated at Issuer's discretion.

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,998.93

Deadline to reach the Target Offering Amount:

December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Full-Time Employees, Part-Time Employees, or Independent Contractors:

12

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$1,737,172.00	$231,073.00
Cash & Cash Equivalents	$1,236,948.00	$231,073.00
Accounts Receivable	$0	$0
Short-term Debt	$83,972.00	$109,225.00
Long-term Debt	$26,385.00	$251,149.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(2,657,413.00)	$(749,726.00)

*Reflects the financial results for the Crowdfunding Issuer, Standard Carbon Technology Inc. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on February 11, 2026.

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum

EXHIBIT B: Issuer Financial Statements and SPV Financial Statements

EXHIBIT C: PDF of Campaign Landing Page

EXHIBIT D: Subscription Agreement between Co-Issuer and Investor

EXHIBIT E: Co-Issuer Operating Agreement

EXHIBIT F: Issuer Certificate of Incorporation

EXHIBIT G: Issuer Bylaws

EXHIBIT H: Company Stockholders Agreements

EXHIBIT I: Video Transcript

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

April 2, 2026

Standard Carbon Technology Inc.

Standard Carbon Dealmaker SPV I LLC

SPV Interests Representing

Up to $1,234,998.93 ("Maximum Amount") of up to 1,065,389 securities

including an aggregate $41,763.25 in Investor Transaction Fees

Standard Carbon Technology Inc. (the "Company," "we," "us," "Issuer" or "our"), is offering up to $1,234,998.93 (the "Maximum Offering Amount") worth of Common Stock of the Company (the "Securities" or singularly the "Security") at a price of $1.12 per Security reflecting an approximately $40,000,000 pre-money valuation (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors." The minimum Target Offering Amount is $10,000.41 (the "Target Offering Amount") (collectively, the "Offering"). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The investment will be made through Standard Carbon Dealmaker SPV I LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"), which will purchase the Securities from the Company on the Investors' behalf and issue corresponding units in the Co-Issuer directly to the Investors. The Offering is being conducted on a best-efforts basis, and the Company must reach its Target Amount by December 31, 2026 (the "Deadline Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Deadline Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Deadline Date. If the Company reaches its Target Offering Amount prior to the Deadline Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $1,035.17, which is inclusive of a $1,000.16 minimum investment in the Securities by such Investor as well as an 3.5% Investor Transaction Fee that each Investor will be required to pay to the Company to help offset transaction costs. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein. The Broker will receive a cash commission on this fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS."

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING (17 CFR §227.501). PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): Standard Carbon Dealmaker SPV I LLC (the "Co-Issuer"), located at 115 Broadway Suite 05-103, New York, NY, 10006.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.standardcarbon.com/ or for the Offering at http://invest.standardcarbon.com/.

The Company has formed the Co-Issuer solely for holding the securities issued in this Offering on behalf of the Investors, who will receive corresponding units of the Co-Issuer. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure as if they had invested directly in the Company. Each unit of the Co-Issuer issued to an investor will correspond to a share of Common Stock of the Company held by the Co-Issuer on a one-to-one basis. The Co-Issuer does not intend to borrow or raise funds on its own account. There will be no material economic difference between an investment in the Company and the Co-Issuer; investors will retain all economic rights attributable to the underlying Common Stock, including the right to receive distributions and to participate in liquidation proceeds. The Co-Issuer will be managed by a manager who will be the then current Chief Executive Officer of the Company (the "CEO"). Additionally, the CEO will designate a lead investor (the "Lead Investor"), who will not be compensated, to which each Investor will grant an irrevocable proxy and power of attorney (the "Investor POA") to vote such Investor's units of the Co-Issuer. This Investor POA arrangement delegates the exercise of voting rights to the Lead Investor but does not eliminate or diminish any investor's underlying rights with respect to matters requiring a stockholder vote at the Company level or a member vote at the Co-Issuer level. Investors, by making their investment, agree that the Lead Investor shall have full discretion to vote the units and the shares in his or her discretion.

The Securities in this Offering will be issued by both the Company and the Co-Issuer in that the Company will issue its Common Stock to the Co-Issuer, and the Co-Issuer will correspondingly issue units directly to the Investors on a one-to-one basis. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Common Stock. Investors in this Offering will own units of the Co-Issuer. Pursuant to SEC rules under Regulation Crowdfunding (17 CFR §227.100(b)) and the Investment Company Act exemption under Rule 270.3a-9, the Co-Issuer is structured to provide investors with substantially the same economic interest and voting rights as if they had invested directly in the Company's Common Stock. Each Co-Issuer unit corresponds on a one-to-one basis to a share of Company Common Stock, and investors retain all economic rights (including the right to receive distributions and participate in liquidation proceeds) attributable to the underlying Common Stock. The Investor POA arrangement described herein does not eliminate or diminish any investor's statutory or contractual rights with respect to either the Co-Issuer units or the underlying Company Common Stock; rather, it delegates the exercise of voting rights to the Lead Investor while preserving the investor's underlying economic and governance interests. The Company believes this structure satisfies the requirements of both Regulation Crowdfunding and Rule 270.3a-9.

Company Overview

Standard Carbon is an energy infrastructure company focused on developing solutions that convert waste carbon emissions into lower-carbon fuel. The Company has developed the Carbon Bridge™ platform, which is designed to convert carbon emissions into renewable natural gas referred to as StandardRNG™.

The Carbon Bridge™ platform is designed to integrate with existing industrial and energy infrastructure. By utilizing existing systems and equipment, the Company aims to provide building owners, industrial operators, and energy infrastructure operators with a practical pathway to reduce carbon intensity and increase power availability while maintaining operational continuity.

Standard Carbon's solutions are intended for use across a range of sectors including commercial and residential real estate, industrial facilities, and energy infrastructure operators. The Company's approach focuses on enabling emissions reduction while maintaining operational efficiency and supporting evolving environmental and regulatory objectives.

Business Model

Standard Carbon is an energy infrastructure company focused on developing solutions that convert waste carbon emissions into valuable low carbon fuel. The Company has developed the Carbon Bridge™ platform, which is designed to convert carbon emissions into renewable natural gas referred to as StandardRNG™.

The Carbon Bridge™ platform is designed to integrate with existing industrial and energy infrastructure. By utilizing existing systems and equipment, the Company aims to provide building owners, industrial operators, and energy infrastructure operators with a practical pathway to reduce carbon intensity while increasing power availability while maintaining operational continuity.

Standard Carbon's solutions are intended for use across a range of sectors including real estate, industrial facilities, and energy infrastructure operators. The Company's approach focuses on enabling emissions reduction while maintaining operational efficiency and supporting evolving environmental and regulatory objectives.

Competitors

The Company operates within the broader waste-to-energy and renewable gas sector. Competing technologies include systems that generate renewable natural gas from biological sources such as livestock manure, wastewater treatment facilities, and landfill gas capture systems.

These technologies typically rely on biological feedstocks and site-specific waste streams, which may limit the scale and geographic flexibility of production. Other competing approaches may include electrification technologies, alternative carbon utilization technologies, and emerging decarbonization platforms.

The Company believes that it is competitive given the potential for its technology to develop and produce low carbon fuels at scale across a range of sectors. For additional information see "Competitive Advantage / Why Standard Carbon" below.

Current Stage

Having completed the core development of its Carbon Bridge™ platform, the Company is currently in the commercialization stage and is focused on active project deployment and market expansion, including executing commercial installations, expanding partnerships with infrastructure participants, and scaling its deployment pipeline.

The Company has multiple projects under development and financing partners engaged to support near-term deployments. Management is focused on accelerating market penetration, generating real-world operational data from early deployments as they arise, and demonstrating the commercial and environmental benefits of the Carbon Bridge™ platform across multiple applications.

As operational data from these deployments becomes available, the Company believes it will further strengthen its position in the rapidly growing decarbonization and low-carbon fuel markets. Management sees significant long-term opportunity to scale the platform globally across commercial buildings, industrial facilities, and energy infrastructure markets.

Future Roadmap

The Company intends to expand its project development activities throughout the United States while exploring opportunities in additional international markets, including the Middle East, Europe, India and Asia. Future growth is expected to focus on scaling deployments, expanding strategic partnerships, and developing additional project opportunities in markets where new power solutions are needed and where needs align with the Company's platform. The Company also sees an opportunity to supply "Green Power" to Data Centers via producing low carbon fuel at scale by adding our technology to existing infrastructure while increasing power output.

Market Opportunity / Why Now

Energy infrastructure systems around the world are undergoing significant transformation as governments, utilities, and private-sector operators seek to reduce carbon emissions while maintaining reliable energy supply. At the same time, much of the existing building and industrial energy infrastructure continues to rely on combustion-based systems that cannot easily be replaced without substantial capital investment.

In many markets, including major urban centers, regulatory frameworks are being implemented to reduce building emissions and improve energy efficiency. Examples include policies such as New York City's Local Law 97, as well as similar emissions reduction initiatives in the United States, Europe, and other regions. These regulations are creating increased demand for practical solutions that allow building owners and infrastructure operators to reduce emissions without requiring complete replacement of existing systems.

Standard Carbon's Carbon Bridge™ platform is designed to address this market need by enabling the production of low carbon synthetic natural gas using existing infrastructure. By integrating with existing energy systems and pipeline networks, the Company's approach seeks to provide an incremental pathway for emissions reduction that may be more feasible for many facilities than large-scale infrastructure replacement.

In addition to regulatory drivers, broader market trends are contributing to the demand for solutions that improve energy efficiency, reduce emissions, and enhance energy resilience. These trends include:

• Increasing regulatory focus on carbon reduction and emissions reporting

• The need to modernize aging energy infrastructure

• Rising demand for distributed and flexible energy systems

Intermediary + Transaction Fees (8.5% total, including 3.5% transaction fee)
Hiring
Business Development – Advertising & Outreach
Travel and related expenses
Legal & IP Costs
General Corporate Purposes

The Company expects that most project construction costs will be financed through project-specific special purpose vehicles (SPVs) funded by third-party infrastructure investors and financing partners. This approach is intended to allow the Company to scale deployments while limiting the need to finance large capital projects directly from the Company's balance sheet.

Actual allocation of proceeds may vary depending on market conditions, project opportunities, and strategic priorities at the time funds are deployed.

Competitive Advantage / Why Standard Carbon

The Company believes its approach to carbon reduction and energy infrastructure offers several potential advantages compared to certain alternative solutions currently available in the market.

Integration with Existing Infrastructure

The Carbon Bridge™ platform is designed to integrate with existing building and industrial energy systems, which may reduce the need for costly replacement of existing heating or combustion equipment.

Distributed Energy Approach

The Company's technology is designed to operate at or near the point of emissions generation, which may allow deployments across a wide range of locations including commercial buildings, industrial sites, and energy infrastructure facilities.

Compatibility with Existing Fuel Systems

StandardRNG™ is designed to function similarly to conventional natural gas, allowing it to be used within existing energy systems and, where applicable, delivered through existing natural gas infrastructure.

Flexible Deployment Model

The Company intends to deploy projects through partnerships with building owners, infrastructure operators, and project finance providers using SPV structures that allow individual projects to be financed and operated independently.

Alignment with Decarbonization Objectives

The Company's platform is intended to support carbon reduction strategies and may assist certain facilities in meeting emissions reduction targets established by regulatory or voluntary environmental frameworks, depending on project configuration and applicable regulatory treatment.

PERKS

Investors could receive additional Securities in the proportions listed below for meeting the criteria listed below (such additional Securities, the "Bonus Shares"). Bonus Shares will be stackable such that a participant can receive both a time-based bonus and an amount-based bonus, provided that no single Investor can receive more than 12% Bonus Shares across all aggregate investments made by such investor. Bonus Shares will be issued concurrently with the Shares otherwise purchased under this Offering, will be the same class as otherwise issued under this Offering, and can be received for each investment made over the Offering to the extent such investment qualifies, with amount-based Bonus Shares taking into account an investors aggregate investments made over the course of this Offering. DealMaker Securities LLC has not been engaged to assist in the distribution of additional Bonus Shares and will not receive any compensation related to the Bonus Shares.

Time-based

Invest within First Month – An Investor will receive 5% Bonus Shares for investing within the period beginning on the day this offering is launched through 11:59 pm Eastern Daylight Time ("EDT") on Tuesday, May 5, 2026.

Invest by the Second Month – An Investor will receive 3% Bonus Shares for investing within the period beginning on Tuesday, May 6, 2026, through 11:59 pm EDT on Thursday, June 4, 2026.

Invest by the Third Month – An Investor will receive 3% Bonus Shares for investing within the period beginning on Friday, June 5, 2026, through 11:59 pm EDT on Saturday, July 4, 2026.

Amount-based

An Investor will receive a number of Bonus Shares equal to the proportion of their investment in Securities listed in the column titled "Bonus Shares" below for the purchase of Securities pursuant to the Offering in an amount in excess of the amount listed in the column titled "Investment Amount" below. Each Investor's aggregate investment amount over the course of the Offering will be taken into account when calculating the number of Bonus Shares an Investor is entitled to receive (for example, if an Investor initially invests $1,000 but later invests and additional $1,500, that Investor would qualify for 3% Bonus Shares given their cumulative investment of $2,500). Amounts paid to Investor Transaction Fees will not be considered when calculating the amount required under the column titled "Investment Amount."

Investment Amount	Bonus Shares
$0 to $2,499	No Bonus Shares
$2,500 to $4,999	3% Bonus Shares
$5,000 to $9,999	5% Bonus Shares
$10,000 to $24,999	7% Bonus Shares
$25,000+	10% Bonus Shares

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors and officers of the Company, inclusive of all key persons, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

The table below sets forth our directors and executive officers as of the date of this Form C.

Name	Position	Age	Term of Office
Officers:			
Andrew E. Lauter	Chief Executive Officer	52	2 years
Natan Shahar	Founder & Chief Strategy Officer	40	7 years
Directors:			
Andrew E. Lauter	Director & Chief Executive Officer	52	2 years
Natan Shahar	Director	40	3 years
Kris Haber	Director	55	3 years
Joel Clayman	Director	80	3 years

Andrew E. Lauter—Chief Executive Officer and Director

A seasoned energy executive and entrepreneur, Drew brings 25 years of experience in renewable power, manufacturing, and capital markets. Former CEO of Maze Environmental and COO of Lynq Technologies, he has built and scaled technology ventures through disciplined execution and investor alignment. At Standard Carbon, Drew leads global strategy and corporate development, with a focus on ensuring the CB1000 and CB2000 platforms become the standard for profitable decarbonization and energy storage. His mission: build a company that stands not on subsidies, but on efficiency, engineering, and durable economics.

Natan Shahar — Founder, Chief Strategy Officer and Director

Mechanical and Environmental Engineer (Columbia University) and inventor of the Carbon Bridge process, Natan has led the company from concept to commercial deployment. He spent two decades designing complex energy systems across New York City before founding Standard Carbon in a mission to transform decarbonization from a regulatory burden into a profitable energy platform. He directed seven years of R&D culminating in the Israel pilot (2023) and the CCNY Hudson Basin deployment (2025). His leadership bridges science, engineering, and commercialization.

Kris Haber—Director

Mr. Kris Haber has served as a Director of the Company for three years. He is an American businessman who, over the course of his 30-year career, has led the growth and development of successful boutique and scaled global financial enterprises. Previously, Mr. Haber held various roles at Lazard Asset Management, LLC., a division of Lazard, LTD., a firm managing approximately $170 Billion in assets under management. He spent approximately 14 years at Lazard rising to Managing Director and Head of Alternative Investments. As a prominent figure within the investment arena, he has been engaged in a variety of control-oriented, middle market buyout, and early-stage investment acquisitions within technology, healthcare, and consumer products.

During his tenure, Mr. Haber has held the position of COO and Chairman of Safanad, LTD where he managed its business in the UK, UAE and US and teams responsible for 36 transactions. Previously, he held the position of COO and Partner at Advent Capital Management, LLC in New York, an advisory firm managing in excess of $11B on behalf of corporations, sovereign wealth funds and high net worth individuals, globally. As a seasoned veteran, Mr. Haber's background combines experience including posts as CEO of Presidio Capital Group, LLC and President of Threadneedle Investments NA, LLC a division of Ameriprise, Inc, a $900B asset management firm. Mr. Haber is engaged in various board level and philanthropic activities as a director, officer and advisor to corporate entities and non-profits. Haber is currently a partner at Investcorp.

Joel Clayman—Director

Joel Clayman is a private investor based in Boca Raton, Florida, originally from Ohio, with a background in business and asset management. He is actively involved in early-stage and growth investments and participates through personal and affiliated investment vehicles. Joel is also engaged in philanthropic efforts, including leadership of a family foundation. He is an investor in Standard Carbon and supports the company's mission to deploy scalable low-carbon energy solutions.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

New technologies may be developed that compete with or outperform the Company's platform.

The energy and decarbonization industries are experiencing rapid technological innovation. New technologies, including electrification solutions, advanced energy storage systems, hydrogen production technologies, alternative carbon capture methods, and other emerging decarbonization platforms, may be developed that compete with or outperform the Company's platform. If alternative technologies become more cost-effective, scalable, or widely adopted than the Company's solutions, demand for the Company's products and services could be reduced.

The Company's projects may be affected by utilities, grid operators, and energy market structures.

The Company's projects operate within broader regional energy systems that are influenced by utilities, grid operators, and energy market structures. While many deployments are designed to operate behind the meter, certain aspects of project development may involve coordination with utilities or compliance with energy infrastructure requirements. Utilities and regulators may adopt policies or technical requirements that could affect the timing, cost, or feasibility of certain deployments.

The timing and pace of the energy transition remain uncertain and may affect market adoption of the Company's solutions.

The Company's business model is positioned to benefit from the global transition toward lower-carbon energy systems and the increasing regulatory focus on emissions reduction. However, the timing and pace of the energy transition remain uncertain and may vary significantly across jurisdictions and markets. If building owners, infrastructure operators, or regulators adopt alternative compliance pathways, delay investments in decarbonization infrastructure, or prioritize other technologies, the market adoption of the Company's solutions could develop more slowly than anticipated.

The Company is operating in an emerging market segment, and long-term customer adoption patterns remain uncertain.

The Company is operating in an emerging segment of the energy transition market involving distributed carbon utilization and on-site energy infrastructure solutions. Because this market is still developing, long-term customer adoption patterns, regulatory frameworks, and financing structures are still evolving. As a result, the Company's long-term growth prospects may depend on factors outside of its direct control, including broader market acceptance of similar infrastructure solutions.

The Company may be unable to successfully execute its growth strategy.

The Company's strategy involves scaling deployments through partnerships with building owners, infrastructure investors, utilities, and project finance providers. Successfully executing this strategy will require coordination among multiple stakeholders and continued development of project financing structures. If the Company is unable to successfully coordinate these relationships or scale its project pipeline as anticipated, growth may occur more slowly than expected.

Investors should not expect liquidity in the near term and may not be able to sell their securities.

Investors should not expect that the Company's securities will become publicly traded in the near term if ever. Liquidity for investors may depend on future events such as a merger, acquisition, or other liquidity transaction. There can be no assurance that any such event will occur or that investors will be able to sell their securities at a favorable price.

The occurrence of any of the foregoing risks, individually or in combination with other risks and uncertainties, could materially and adversely affect the Company's business, financial condition, results of operations, and prospects.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited.

Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing additional capital in the form of access to credit, equity capital, or otherwise to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, credit support is insufficient to fund our needs, or credit terms are less favorable to equity capital or other alternatives, we could raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit or other forms of capital on desirable terms could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security. In fact, we intend to issue up to 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share (approximating around $1.4 million in value) prior to the initial issuance of the Securities this year (the "Series A Issuance"), and such shares will be senior in preference and most rights to the Common Stock of the Company issued to the Co-Issuer, and the price per share of the Securities has been calculated assuming the issuance of all 1,363,326 additional shares of Series A Preferred Stock of the Company.

Management of the Company may make decisions in the best interests of all of the stockholders which may dilute your position.

Management of the Company may raise additional capital that could be dilutive economically and from a corporate governance perspective to the Common Stock held by the Co-Issuer which correspond to the units of the Co-Issuer that you hold. Management may also deem it necessary to install or increase a management incentive plan to incentivize management and employees which could be dilutive to your investment. As mentioned, we do intend to issue additional preferred stock of the Company later this year that will be senior in preference and most rights to the Common Stock of the Company issued to the Co-Issuer.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment.

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess.

Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.12, reflecting an approximately $40,000,000 pre-money valuation. The valuation for this Offering was established by the Company and is not based on the financial results of the Company, and also assumes the issuance of 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share (approximating around $1.4 million in value) prior to the initial issuance of the Securities this year. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the use of an SPV

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering pursuant to 17 CFR §227.100(b). The Co-Issuer is also exempt from registration as an investment company under the Investment Company Act of 1940 pursuant to Rule 270.3a-9. That means that you will invest and purchase units in Standard Carbon Dealmaker SPV I LLC, becoming a member of the SPV, and Standard Carbon Dealmaker SPV I LLC purchases our Common Stock. A condition to using an SPV under Regulation Crowdfunding is that the SPV securities provide investors with substantially the same economic interest and voting rights as the underlying securities would provide if held directly. The Investor POA arrangement does not eliminate or diminish any investor's underlying rights; instead, it delegates the exercise of voting rights to the Lead Investor while fully preserving the investor's economic interest (including the right to receive distributions, participate in liquidation proceeds, and benefit from any appreciation in value) and the investor's right to participate in any matter requiring a stockholder vote at the Company level or a member vote at the Co-Issuer level. The Investor POA relates solely to the manner in which such votes are cast, not to the existence of the voting rights themselves. The Company believes this structure satisfies the requirements of Regulation Crowdfunding and Rule 270.3a-9. However, it may not always be possible to replicate corporate rights exactly in an LLC structure, and because voting discretion is exercised by the Lead Investor rather than directly by each investor, there may be unforeseen risks and complications. You will also be relying on our Chief Executive Officer, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP." The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

Investors will grant voting rights to the Lead Investor via an irrevocable proxy and power of attorney.

Investors in this Offering will not have direct voting rights with respect to the Common Stock held by the Co-Issuer or the units of the Co-Issuer. Instead, each Investor will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. As a result of this Investor POA arrangement, the Lead Investor will have full discretion to vote the units and the shares in his or her discretion on all matters submitted for approval. Investors will not have any direct influence over matters requiring stockholder or member approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with direct voting rights (other than through the Co-Issuer) could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Investors in the Co-Issuer will indirectly hold only Common Stock and are completely passive investors. Lastly, the Co-Issuer will be subject to the provisions of the Stockholders Agreements (as defined below).

The Investor POA arrangement may be determined by regulators to not comply with applicable law.

The Company believes that the Investor POA structure satisfies the Regulation Crowdfunding requirement under 17 CFR §227.100(b)(3) that SPV securities provide investors with substantially the same economic interest and voting rights as a direct investment in the underlying securities, as well as the requirements of Rule 270.3a-9 under the Investment Company Act. Under this structure, each Co-Issuer unit corresponds to one share of Company Common Stock, and the Lead Investor exercises the voting rights attached to both the units and the underlying shares on a one-to-one basis. Importantly, the Investor POA arrangement does not eliminate or reduce any investor's underlying rights: investors retain full economic rights (including participation in distributions, liquidation proceeds, and appreciation), and the right to participate in any matter requiring, by statute, a stockholder vote at the Company or member vote at the Co-Issuer is preserved-only the exercise of such voting rights is delegated to the Lead Investor, who will not be compensated. However, because the SEC has provided limited guidance on the application of these requirements to proxy and power of attorney arrangements where the Lead Investor is not compensated, and because investors do not retain personal discretion over how votes are cast, there can be no assurance that the SEC or a court would agree with the Company's position. If the Investor POA structure were determined not to satisfy Regulation Crowdfunding or Rule 270.3a-9 requirements, the Offering could be subject to rescission or other remedies, which could have a material adverse effect on the Company and investors.

The Company may experience conflicts of interest as manager of the Co-Issuer.

The Company may experience conflicts of interest as manager of the Co-Issuer in enforcing investor and Co-Issuer rights against the Company, which conflicts may cause the Company to take actions less favorable to investors than if the Co-Issuer manager were an unrelated third party.

ADDITIONAL RISKS

Rapid business expansion may place strains on the Company.

The Company is in an active phase of commercial scale-up. Rapid growth will place strains upon management, administrative, operational, and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified engineers, project managers, commercial personnel, and other staff. If we are not able to manage growth and expansion while maintaining the quality of service and execution, the Company's business will suffer. Continued progress is tied to successful execution across deployments and customer programs. There is no guarantee that we will be able to grow the business in the anticipated time frame or at all.

We will need, but may be unable to obtain, additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.

As with most infrastructure-focused platforms, ongoing access to project and corporate financing supports continued growth and portfolio buildout. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with such covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose such existing sources of funding and impair our ability to secure new sources of funding. If we do not obtain additional financing, our ability to execute our business plan may be limited, in which case you could lose the entirety of your investment in us.

Project implementation and operations involve significant complexity and may be subject to delays and cost overruns.

Deployments involve engineering, permitting, interconnection, commissioning, and long-term maintenance, all of which influence timing and cost efficiency. Project development can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected work interruptions. Any material changes in project timelines, costs, or technical requirements may affect the economic viability of projects undertaken by the Company. In addition, there can be no assurance that project performance in small scale, pilot, or laboratory tests will be duplicated in larger scale deployments or during full commercial operation. To the extent that the Company is unable to execute projects as expected and estimated, the Company's business may be materially and adversely affected.

Our growth depends on securing and maintaining long-term agreements with strategic counterparties.

Growth depends on securing and maintaining long-term agreements with building owners, industrial operators, utilities, and other strategic counterparties. The Company's ability to achieve its business objectives will depend on its success in negotiating favorable commercial terms, maintaining strong relationships with customers and partners, and ensuring contract performance over extended time periods. Many agreements may extend over multi-decade horizons, and long-term outcomes depend on counterparty strength and operating consistency. If the Company is unable to secure new contracts, or if existing counterparties experience financial difficulties, default on their obligations, or terminate agreements, it could materially adversely affect the Company's business, financial condition, and results of operations.

US-DOCS\167638860.11

Our business and operations are affected by energy market and pricing structures.

Project economics may be influenced by commodity pricing and power market dynamics. Energy prices fluctuate widely and are affected by numerous factors beyond the Company's control such as global and regional supply and demand, production and consumption patterns, interest rates, inflation or deflation, government regulations relating to prices, environmental protection, and international political and economic trends, conditions and events. While we intend to pursue mitigation strategies where appropriate, if these or other factors adversely affect energy pricing or market structures in ways that negatively impact project economics, the market price of the Company's Securities may decline, and the Company's operations may be materially and adversely affected.

Scaling energy infrastructure requires specialized equipment, and supply chain disruptions could delay our operations.

Scaling energy infrastructure requires specialized equipment, and deployment schedules may reflect manufacturing and procurement timelines. Competition for equipment and services could result in delays if such equipment or services cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of equipment or services. Supply chain disruptions, whether caused by global events, supplier financial difficulties, transportation issues, or other factors, could materially increase project development costs and/or construction costs, result in project delays, and generally and adversely affect the Company and its business and prospects.

Our projects may be subject to permitting and regulatory approval processes that could cause delays or prevent development.

Many projects require local approvals and utility coordination, which can vary by jurisdiction and site conditions. The Company's operations are subject to government legislation, policies and controls relating to development, construction, environmental protection, and energy infrastructure. In order for the Company to carry out its activities, various licenses and permits must be obtained and kept current. There is no guarantee that these licenses and permits will be granted, or that once granted it will be maintained and extended. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits, could have a material adverse impact on the Company. Utilities and regulators may adopt policies or technical requirements that could affect the timing, cost, or feasibility of certain deployments.

We are engaged in a competitive industry environment and may face competition from better-funded competitors.

The decarbonization sector continues to evolve rapidly, with multiple pathways and technologies emerging across the market. Our ability to acquire customers and develop projects in the future will depend not only on our ability to execute our present business plan, but also on our ability to continue to demonstrate competitive advantages relative to alternative solutions. The Company may be at a competitive disadvantage because it must compete with other entities and companies, many of which have greater financial resources, operational experience, and technical capabilities than the Company. Some competitors have longer operating histories and significantly greater financial, marketing, technical, or other competitive resources. As a result, competitors may be better able to overcome capital markets dislocations, adapt more quickly to new or emerging technologies and changes in customer preferences, or compete for skilled professionals. We cannot assure you that we will be able to compete successfully with new or existing competitors. If we are not able to compete effectively, our results of operations may be adversely affected.

We are reliant on key personnel.

Continued expansion depends on attracting and retaining experienced engineering, finance, and commercial leadership. The Company's technology development, customer acquisition, and commercial implementation will depend on the efforts of key management and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company's business. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high level of technical expertise and experience required to execute development and deployment, will affect the Company's ability to employ the specific personnel required. Due to the relatively small size of the Company, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company's business, results of future operations and financial condition. Moreover, the Company does not currently intend to take out 'key person' insurance in respect of any directors, officers or other employees.

Our business and operations are affected by global financial conditions and capital market volatility.

Broader economic trends, interest rates, and capital markets may influence the pace of financing and customer adoption. Global financial conditions have been characterized by increased volatility and limited access to public and private financing, particularly for early-stage and infrastructure companies. These matters could negatively impact our ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. Additionally, broader economic conditions may affect customer willingness to enter into long-term contracts or make infrastructure investments. If such conditions continue or worsen, our operations and growth prospects could be negatively impacted.

Risks Related to Our Company

Our financial situation may create substantial doubt as to whether we will continue as a going concern.

Since inception, the Company has generated limited revenues, has incurred losses, and may have an accumulated deficit. Further, the Company may incur net losses in the foreseeable future as a result of increased operating expenses related to deployment of Carbon Bridge™ projects, manufacturing and scaling equipment, the operations necessary to reach commercial contracts and otherwise. There can be no assurances that the Company will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this Offering or additional financing through private placements, public offerings, and/or bank financing necessary to support working capital requirements. If adequate working capital is not available, the Company may be forced to discontinue operations, which would cause investors to lose their entire investment.

Failure to properly manage costs may have an adverse impact on us.

Managing costs is a complex undertaking. Even if the Company carries out well-considered, planned, and executed strategies, it may not be able to achieve the efficiencies, savings, or timetable anticipated. Expected efficiencies, savings, and benefits may be delayed or not realized at all, and the Company's operations and business could be disrupted. Excessive use of cash to fund operations may necessitate significant changes to cost structures if the Company is unable to grow its revenue base to the necessary levels for funding ongoing operations.

If we become involved in litigation, our operations and prospects may be adversely affected.

A former contractor of a third-party company affiliated with Standard Carbon Technology Inc. has made various allegations and claims that have been directed, in part, toward the Company. The Company was not formed at the time the alleged conduct giving rise to these claims is said to have occurred, and the Company has never had any direct relationship with this individual. The Company disputes these allegations and claims in their entirety.

As of the date of this offering, no formal legal proceeding, lawsuit, or regulatory action has been initiated against the Company in connection with these matters. However, there can be no assurance that such claims will not be pursued through litigation or regulatory action in the future. If any such proceeding were to be initiated, it could result in the diversion of management's time and resources, reputational harm, or financial liability, any of which could have a material adverse effect on the Company's business, financial condition, and results of operations. Investors should carefully consider this risk before making an investment decision.

The results of any litigation cannot be predicted with certainty. If the Company becomes involved in disputes with other parties in the future, and is unable to resolve such disputes favorably, it may have a material adverse impact on the Company's ability to carry out its business plan.

Risks Related to Our Business

We may face difficulty in scaling our technology to a commercial scale.

While the Company's core Carbon Bridge™ technology has shown promise in its current development stage, a number of scaling steps, including further real-world testing and commercial-scale deployments, may be necessary before the technology will be available for full commercial deployment. There is no guarantee that the Company's technology will perform at scale with results similar to those achieved in smaller-scale testing or development. Any delay in achieving key scaling milestones consistent with anticipated economic and environmental benefits could have a material adverse effect on the Company's business and financial condition.

We may not maintain adequate insurance for our needs.

The Company's business is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected work conditions, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company's equipment, technology, and production facilities, personal injury or death, environmental damage, monetary losses, and possible legal liability. The Company may be unable to maintain insurance to cover all potential risks associated with its operations at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from uninsured events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Unpredictable events could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and affect our ability to raise capital.

The Company's operations could be subject to unpredictable events, such as extreme weather conditions, medical epidemics or pandemics, other natural or manmade disasters or business interruptions, or any acts of God or force majeure events, for which the Company may not be adequately insured. The occurrence of any of these business disruptions could seriously harm the Company's operations and financial condition and increase its costs and expenses. Additionally, significant disruptions to the global financial markets could impact the Company's ability to raise additional capital.

We may be required to make significant expenditures related to health, safety, and community relations.

The Company's operations may be subject to various health and safety laws and regulations that impose duties on the Company relating to worker safety and the surrounding communities. The costs associated with compliance with such health and safety laws and regulations may be substantial, and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, the Company's operations.

We are subject to environmental regulations and risks.

The Company's activities may be subject to extensive federal, state, and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines, and penalties for noncompliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations. Activities at the Company's project sites may give rise to environmental damage and create liability for the Company. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs the Company may incur to remedy environmental issues would reduce otherwise available funds and could have a material adverse effect on the Company.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology, our competitive position could be harmed.

The Company's commercial success will depend in large part on its ability to obtain and maintain patent and other intellectual property protection with respect to its proprietary technology and products. The Company relies on trade secrets, patents, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. The patent positions of companies in the energy technology space are highly uncertain, involve complex legal and factual questions, and may be the subject of litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of the Company's patents are highly uncertain. The steps the Company has taken to protect its proprietary rights may not be adequate to preclude misappropriation of proprietary information or infringement of intellectual property rights.

The Company may become subject to claims by third parties asserting that the Company or its employees have misappropriated their intellectual property or claiming ownership of what the Company regards as its own intellectual property.

The Company's commercial success depends upon its ability to develop, manufacture, market, and sell its products and to use its related proprietary technologies without violating the intellectual property rights of others. Third parties may assert infringement claims against the Company based on existing or future patents. If the Company is found to infringe a third party's intellectual property rights, it could be required to obtain a license from such third party to continue commercializing its products, which may not be available on commercially reasonable terms or at all. A finding of infringement could prevent the Company from commercializing its products or force it to cease some of its business operations, which could materially harm its business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe the Company's patents or misappropriate or otherwise violate its intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend the Company's intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the Company's proprietary rights or the proprietary rights of others. These proceedings can be expensive and time-consuming, and many current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than the Company. Litigation could result in substantial costs and diversion of management resources, which could harm the Company's business and financial results.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents throughout the world would be prohibitively expensive. Competitors may use the Company's technologies in jurisdictions where the Company has not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where the Company has patent protection, but where enforcement is not as strong as in the United States. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for the Company to stop infringement of its patents or marketing of competing products in violation of its proprietary rights.

Risks Related to Our Common Stock

Our executive officers, directors, and major stockholders and their respective affiliates will continue to exercise significant control over the Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Following the completion of this Offering, the existing holdings of the Company's founders and principal stockholders will represent beneficial ownership, in the aggregate, of a significant portion of the Company's outstanding capital stock. As a result, such persons will be able to influence the Company's management and affairs and control the outcome of matters submitted to stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of the Company's assets. This concentration of ownership might adversely affect the market price of the Securities by delaying, deferring, or preventing a change of control of the Company, impeding a merger, consolidation, takeover, or other business combination involving the Company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Different share classes may have different rights than the Securities sold in this Offering.

Different classes of shares exist in the Company, including Preferred Stock held by certain investors. These shares may have different rights and preferences, such as voting rights, liquidation rights, participation rights, rights of first refusal, co-sale rights, and various other rights that do not exist for the class of Securities being sold in this Offering. As a result, holders of Preferred Stock will be able to influence certain decisions in management and affairs and control the outcome of matters submitted to stockholders for approval.

We do not intend to pay dividends on our Securities, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price and eventual liquidity of the Securities.

The Company does not currently intend to declare or pay any cash dividend on its Securities. The Company currently anticipates that it will retain future earnings for the development, operation, and expansion of its business, and does not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which they are purchased.

We may terminate this Offering at any time during the Offering Period.

The Company reserves the right to terminate this Offering at any time regardless of the number of Securities sold. In the event that the Company terminates this Offering at any time prior to the sale of all of the Securities offered hereby, whatever amount of capital that has been raised at that time may have already been utilized by the Company, and no funds will be returned to subscribers.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." If the Company is required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company's finances and may divert attention from management of the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing. The fully diluted percentage takes into account the 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share that the Company intends to sell prior to the initial issuance of the Securities this year.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As %	Fully Diluted
Souled Investments, LP	3,408,316	Series A Preferred Stock	46.53%	9.54%
Freepoint Commodities Investments II LLC	1,460,697	Series A Preferred Stock	19.94%	4.09%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name:

Standard Carbon Series A Preferred Stock round

Type of security sold:

Series A Preferred Stock

Final amount sold:

$8,921,306.46 (including $3,921,307 of SAFEs and Convertible Notes previously issued by the Company which converted into Series A Preferred Stock of the Company and the approximately $1,400,000 raised if the Company sells all 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share that the Company intends to sell prior to the initial issuance of the Securities this year).

Number of Securities Sold:

8,687,610 (including converted SAFEs and Convertible Notes and 1,363,326 additional shares of Series A Preferred Stock of the Company at $1.0269/share that the Company intends to sell prior to the initial issuance of the Securities this year)

Use of proceeds:

Transaction fees, hiring and personnel, business development, travel and related expense, legal and intellectual property costs and other general corporate purposes.

Date:

Initial Closing Date of April 11, 2025

Offering exemption relied upon:

Regulation D 506(b)

THE COMPANY'S SECURITIES

The Company's Securities

The Company has authorized Common Stock and Series A Preferred Stock. As part of the Offering, the Company will be offering up to 1,065,389 shares of Common Stock.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto), the Amended & Restated Certificate of Incorporation of the Company, and the Amended and Restated Limited Liability Company Agreement of the Co-Issuer attached as Exhibit E (the "Co-Issuer Operating Agreement"), in conjunction with the following summary information.

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As an Investor in this Offering, you will be purchasing units of the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities Class Information for Current Regulation CF Offering

Common Stock

The number of securities authorized is 1,065,389 with a total of 26,244,750 currently outstanding.

Voting Rights

Investors will not have direct voting rights; instead, each Investor will grant the Lead Investor an Investor POA to vote the Investor's units of the Co-Issuer. The CEO will have full discretion to vote the units and the units of the Co-Issuer and correspondingly the shares of the Issuer on behalf of Investors.

Material Rights

None

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Investors will not have direct voting rights with respect to the Company's Common Stock or the Co-Issuer's units. Instead, each Investor will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. The Lead Investor will have full discretion to vote the units and the shares in his or her discretion. The rights of the Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation, as amended. Investors do not have the right to vote directly on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Incorporation, as amended (the "COI") attached as Exhibit F, and the Company's Bylaws (the "Bylaws") attached as Exhibit G, the Voting Agreement and Investors' Rights Agreement (the "Stockholders Agreements") attached as Exhibit H, together with the COI and Bylaws, the "Company Governing Documents"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents. As a condition of subscribing to this Offering, the Co-Issuer will become a party to the Stockholders Agreements as entered into by and among the Company and certain of the Company's stockholders. See Exhibit H for the full terms of the Stockholders Agreements, including the Form of Joinder Agreement that the Co-Issuer will execute.

Each Investor who purchases the Securities will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. As a result, Investors will not have direct voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Lead Investor will have full discretion to vote the units and shares on all matters submitted for stockholder or member approval. Investors in the Co-Issuer will indirectly hold only the Securities (the Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this Investor POA arrangement.

Securities Class Information for Other Authorized Securities

Series A Preferred Stock

The Company has authorized 15,000,000 shares of Series A Preferred Stock, par value $0.00001 per share, of which 7,324,284 shares have been issued and are currently outstanding at an Original Issue Price of $1.0269 per share. Approximately $3.6 million of the Series A Preferred Stock was issued for cash consideration, with the balance issued upon conversion of previously outstanding SAFEs and convertible notes. The Company intends to imminently sell up to 1,363,326 additional shares of Series A Preferred Stock at $1.0269 per share (approximating around $1.4 million in value) prior to the initial issuance of the Securities being offered in this Offering.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation), holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment is made to the holders of Common Stock, an amount per share equal to the greater of (i) one times the Original Issue Price ($1.0269), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If assets are insufficient to pay the full liquidation preference to all holders of Series A Preferred Stock, the holders shall share ratably in any distribution in proportion to the respective amounts which would otherwise be payable.

Conversion Rights. Each share of Series A Preferred Stock is convertible, at the option of the holder, into shares of Common Stock at a conversion rate determined by dividing the Original Issue Price by the applicable Conversion Price. The initial Conversion Price is $1.0269 per share (equal to the Original Issue Price), resulting in an initial conversion ratio of one-to-one. All outstanding shares of Series A Preferred Stock will automatically convert into Common Stock immediately prior to (a) the closing of a Qualified IPO resulting in at least $50,000,000 of gross proceeds to the Company, or (b) upon the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock.

Anti-Dilution Protection. The Conversion Price of the Series A Preferred Stock is subject to adjustment upon the issuance of Additional Shares of Common Stock (as defined in the Certificate of Incorporation) at a price per share less than the then-current Conversion Price. In such event, the Conversion Price will be reduced pursuant to a broad-based weighted average anti-dilution formula set forth in the Company's Certificate of Incorporation. Certain issuances are exempt from triggering an anti-dilution adjustment, including shares issued to employees, directors, or consultants under Company-approved plans, shares issued in connection with equipment leasing or debt financing, and shares issued in strategic transactions approved by the Board of Directors.

Voting Rights. Holders of Series A Preferred Stock are entitled to vote together with the holders of Common Stock as a single class on an as-converted to Common Stock basis on all matters submitted to a vote of stockholders. Each holder of Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which such holder's shares of Series A Preferred Stock are convertible. The holders of the Company's outstanding capital stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect all of the directors of the Company.

Protective Provisions. For so long as at least 3,000,000 shares of Series A Preferred Stock remain outstanding, the Company may not, without the affirmative vote or written consent of holders of a majority of the outstanding shares of Series A Preferred Stock (on an as-converted basis), take certain significant corporate actions, including: (i) liquidating, dissolving or winding up the Company or effecting any Deemed Liquidation Event where the Series A Preferred Stock receives consideration of less than $1.0269 per share; (ii) amending, altering or repealing any provision of the Certificate of Incorporation or Bylaws in a manner that adversely affects the special rights, powers and preferences of the Series A Preferred Stock; or (iii) purchasing, redeeming, or declaring dividends on any shares of capital stock of the Company other than as expressly authorized in the Certificate of Incorporation.

Dividends. The Company may not declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Series A Preferred Stock first receive, or simultaneously receive, a dividend on a pari passu basis equal to the dividend that would be payable on the number of shares of Common Stock into which such Series A Preferred Stock could then be converted. The Series A Preferred Stock does not have a cumulative dividend right, and no dividends have been declared or paid on the Series A Preferred Stock to date.

No Redemption Rights. Except in connection with a Deemed Liquidation Event as described above, the Series A Preferred Stock is not redeemable at the option of the holders.

Minority interest

As a minority investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

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Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

• In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.

• In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

• In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: ~$40,000,000.00

Valuation Details:

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Related Party Transactions

The Chief Executive Officer of the Company, currently Andrew Lauter, is the manager of the Co-Issuer, and controls all governance of the Co-Issuer, including the power to cause the Co-Issuer to vote its Common Stock of the Company. Additionally, each Investor in the Co-Issuer will grant the Lead Investor the Investor POA to vote such Investor's units of the Co-Issuer. The Lead Investor will have full discretion to vote the units and the shares in his or her discretion. Please read the Co-Issuer Operating Agreement carefully to understand the governance control of the Manager and the Investor POA arrangements.

Transferability of securities

Pursuant to 17 CFR §227.501 of Regulation Crowdfunding, for a period of one year beginning when the securities were issued, the securities can only be resold:

• To the issuer of the securities;

• To an accredited investor;

• As part of an offering registered with the Commission; or

• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing units in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. You will grant the Lead Investor the Investor POA to vote your units of the Co-Issuer.

General overview of the Company's current financial condition based on the financials included with this Offering

The Company is currently in a growth and commercialization phase focused on deploying its Carbon Bridge energy platform and expanding project development activities. As is typical for emerging infrastructure and energy transition companies, operations are presently supported through a combination of investor capital and early-stage revenue generation. This capital is being deployed to advance engineering, project origination, regulatory engagement, and market expansion.

Management is focused on building a portfolio of long-term contracted energy projects designed to generate recurring revenue over extended periods. The Company continues to manage expenditures carefully while prioritizing activities that accelerate project deployment, strategic partnerships, and revenue growth. Management believes this approach positions the Company to scale operations efficiently and create significant long-term value for investors as projects move from development into contracted operating assets.

Company's Cash and Cash Equivalents

As of the most recent reporting period, the Company had approximately $500,000 in cash and cash equivalents and approximately $700,000 in accounts receivable expected to be collected within approximately thirty (30) days, representing approximately $1.2 million in near-term liquidity. Management believes these resources provide additional working capital to support ongoing operations, project development activities, and continued commercialization efforts. The issuer's cash position as of month end, February 2026, was $351,097.14.

Company's Liquidity and Capital Resources

The Company's current liquidity consists primarily of cash on hand and accounts receivable, along with proceeds from prior equity financings. Management expects the Company's capital resources to continue to be used to support operating expenses, project development activities, engineering work, regulatory engagement, and business development efforts as the Company continues to advance commercial deployment of its platform. The Company may require additional capital in the future to support continued growth and project deployment activities.

Company's Capital Expenditures and Other Obligations

The Company's capital expenditures primarily relate to engineering, research and development, project design, and early-stage infrastructure development activities associated with its Carbon Bridge platform. As projects progress from development to deployment, additional expenditures may be incurred for engineering work, equipment design, permitting, and related infrastructure preparation.

The Company's strategy is generally not to finance the full cost of project deployments directly on its balance sheet. Instead, individual projects are expected to be financed through project-specific special purpose vehicles (SPVs) formed in partnership with third-party project finance partners. Under this structure, third-party capital is used to fund the majority of project construction and deployment costs, while the Company contributes project development, technology integration, and operational expertise.

The Company expects to maintain operational involvement and economic participation in these SPV structures and anticipates sharing in project-level economics, including a target participation in net project profits, although the specific financial terms may vary by project. Management believes this approach allows the Company to pursue multiple deployments while limiting direct capital expenditures at the parent company level.

Company's Historical Results of Operations

In September 2024, the Company implemented a change in management leadership. Since that time, Andrew E. Lauter, Chief Executive Officer, and Natan Shahar, Founder and Chief Strategy Officer, have overseen the Company's day-to-day operations and strategic development.

The Company currently utilizes outsourced accounting firms to manage financial reporting and accounting functions for its United States and Israel operations. The Company also works with external legal counsel for corporate, regulatory, and intellectual property matters, and engages third-party partners and service providers to support engineering, development, and operational activities as the business continues to develop its commercial platform.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

Since the period covered by the financial statements, the Company has continued to expand its commercial activities and project development pipeline. The Company has experienced increasing engagement with building owners, infrastructure partners, and energy market participants as interest in practical decarbonization and on-site energy solutions continues to grow in the New York market and other urban energy markets.

During this period, the Company has entered into a collaboration framework with National Grid to explore the development of projects within portions of its Northeast service territory. The Company has also submitted a proposal to the New York State Energy Research and Development Authority (NYSERDA) relating to potential project deployments. Separately, the Company has responded to a Request for Information issued by Con Edison relating to potential deployment opportunities across a large number of power generation sites.

In addition, the Company has expanded its commercial team to support growing business development activity and continues to issue project proposals to prospective customers on a regular basis. Management believes these developments reflect continued progress in building a pipeline of potential projects and long-term contracted energy infrastructure opportunities, although no assurance can be given that such proposals, partnerships, or discussions will result in executed contracts or completed projects.

Company Debt

The Company does not currently have any debt beyond ordinary course trade payables.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Raise	Percentage of Proceeds for a Maximum Raise
Intermediary Fees	$850	8.50%	$104,974.91	8.50%
Hiring People	$4,049	40.49%	$500,000	40.49%
Business Development - Advertising & Outreach	$2,429	24.29%	$300,000	24.29%
T&E	$1,457	14.57%	$180,000	14.57%
Legal & IP Costs	$1,215	12.15%	$150,025.09	12.15%
Total	**$10,000**	**100%**	**$1,235,000**	**100%**

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website https://www.standardcarbon.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at http://invest.standardcarbon.com/, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment

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commitment before the 48-hour period prior to the Deadline Date, the funds will be released to the issuer upon closing of the Offering, and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Deadline Date, it may close the Offering early provided (i) the expedited Deadline Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Deadline Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Deadline Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new Deadline Date ("Revised Deadline Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Deadline Date or Revised Deadline Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its Deadline Date.

Material Changes: Material changes to an offering include but are not limited to:

A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Deadline Date, or Revised Deadline Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at http://invest.standardcarbon.com/, as required by Regulation CF. Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C, or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

STANDARD CARBON TECHNOLOGY INC.

By: _____

Name: Andrew Lauter

Title: Chief Executive Officer

Date: April 2, 2026

STANDARD CARBON DEALMAKER SPV I LLC

By: _____

Name: Andrew Lauter

Title: Manager

Date: April 2, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

MAJORITY OF BOARD OF DIRECTORS OF STANDARD CARBON TECHNOLOGY INC.

_____

Andrew Lauter

Date: April 2, 2026

_____

Natan Shahar

Date: April 2, 2026

_____

Kris Haber

Date: April 6, 2026

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

US-DOCS\167638860.11